NI 43-101 Technical Report - Timok
Copper-Gold Project Royalty, Serbia

EMX Royalty Corporation

Effective date of the report: December 31, 2020

Original Report Date: February 26, 2021

Initial Amended Report Date: July 21, 2021

Subsequent Amended Report Date: March 25, 2022

Prepared by: Kevin Francis SME RM

Mineral Resource Management LLC

Highlands Ranch, CO

Prepared for: EMX Royalty Corporation

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Contents

1. Summary	1
1.1 Introduction	1
1.2 Geology and Mineral Resource Estimates	2
1.3 Mineral Reserve	3
1.4 Status of Development and Operations	3
1.5 Conclusions and Recommendations	4
2. Introduction	5
2.1 Scope of Work	5
2.2 Terms of Reference	7
2.2.1 Resources and Reserves	7
2.3 Personal Inspection of Timok Property by Mineral Resource Management	7
3. Reliance on Other Experts	8
3.1 Limitations and Reliance on Information	8
3.2 EMX Royalty Interests	8
4. Property Description and Location	10
4.1 Property Location	10
4.2 Ownership History	11
4.3 Property Permits	14
4.4 Project Footprint and Land Requirements	14
4.5 State Royalty and EMX Royalty Agreements	14
4.5.1 EMX's Royalties	15
5. Accessibility, Climate, Local Resources, Infrastructure and Physiography	16
5.1 Accessibility	16
5.2 Climate	16
5.3 Local Resources	16
5.4 Physiography	17
5.5 Infrastructure	17
6. History	18
6.1 Pre-Modern - 2002	18
6.2 Exploration 2004 - 2016	19
6.3 Exploration and Development 2017 - 2019	20
7. Geological Setting and Mineralization	23
7.1 Regional Geology	23
7.2 Property Geology	26

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

7.3 Mineralized Zones	31
7.3.1 Timok Upper Zone	31
7.3.2 Timok Lower Zone	33
7.4 Upper Zone Alteration	33
7.5 Lithology	36
7.6 Structural Geology	36
7.6.1 Regional Scale	36
7.6.2 Local Scale	39
7.6.3 Deposit Scale	41
8. Deposit Types	43
9. Exploration	45
10. Drilling	45
11. Sample Preparation, Analyses and Security	45
12. Data Verification	45
13. Mineral Processing and Metallurgical Testing	45
14. Mineral Resource Estimates	46
15. Mineral Reserve Estimate - Upper Zone	47
16. Mining Methods - Upper Zone	48
17. Recovery Methods	48
18. Project Infrastructure	48
19. Market Studies and Contracts	48
20. Environmental Studies, Permitting and Social or Community Impact	48
21. Capital and Operating Costs	48
22. Economic Analysis	48
23. Adjacent Properties	48
24. Other Relevant Data and Information	49
25. Interpretation and Conclusions	49
26. Recommendations	49
27. References	49
28. Definitions and Abbreviations	53
29. Certificate of Qualified Person	56

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

List of Tables

Table 1-1: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit	2
Table 1-2: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit	2
Table 1-3: 2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit	3
Table 7-1: Indicator Minerals for Alteration Assemblages	34
Table 14-1: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit	46
Table 14-2:2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit	46
Table 15-1: 2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit	47

List of Figures

Figure 4.1: Location of the Timok Project and Associated Permits	10
Figure 4.2: EMX Royalty Interests and Permit Location Map	11
Figure 4.3: Organizational Flow Chart of Permit and Royalty Ownership	13
Figure 6.1: Line 60 CSAMT Geophysical Survey, Looking North-Northwest	19
Figure 7.1: Tectonic Map of the Western Eurasia Continental Margin	24
Figure 7.2: Geological Map of the Carpathian-Balkan Orogen Showing the Five Segments of ABTS Belt and Timok Deposit	25
Figure 7.3: Simplified Geological Map of the Timok Magmatic Complex, Showing the Position of the Timok Deposit and the Rakita Permits	28
Figure 7.4: Geology Map of Bor District Showing the Location of the Known HS Epithermal and Porphyry Deposits	30
Figure 7.5: Cross-Section through the Čukaru Peki and Underlying Timok Lower Zone Deposit	31
Figure 7.6: High Grade Covellite Breccia in Massive Pyrite - Hole FTMC1223 480.9 to 484.4 m	32
Figure 7.7: Massive Sulfide, Veins and Stockwork in More Coherent Andesitic Rock - Hole TC170150 at 549.5 to 5536.208 m	32
Figure 7.8: Probably Early Hydrothermal Breccia Matrix Filled by Covellite-Pyrite Mineralization in Advanced Argillic Altered Andesite. Hole FTMC1223 at 698 m	33
Figure 7.9: Typical Alteration Zonation Section Through Čukaru Peki UZ Looking Northwest, Showing the Geology, Alteration and Mineralized Units	35
Figure 7.10: Principal Tectonic Units (and Tertiary Cover - Basins) and Structures of the Carpatho-Balkan Region of Eastern Serbia	38
Figure 7.11: Preliminary Seismic Interpretation (top) and Section Reference (bottom) Illustrating Numerous Faults, Looking North-Northwest	40
Figure 7.12: 3D (Plan) Image of Major Deposit-Scale Faults Interpreted at Čukaru Peki	42

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Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Figure 8.1: Plan and Cross-Section of the Mineralization in the Bor Mining District	44

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Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

1. Summary

1.1 Introduction

EMX Royalty Corporation ("EMX" or the "Company") (TSX Venture: EMX; NYSE American: EMX) is required by Canadian Securities Administrators ("CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") to prepare and file with certain Canadian securities commissions a Technical Report on the Timok Project (the "Project" or "Timok Project") with respect to its royalties on future production from the Project. The Project is located in the Bor District of eastern Serbia and is owned and operated by Zijin Mining Group Co., Ltd. ("Zijin"), a publicly traded company listed on the Hong Kong stock exchange.

EMX's royalty on the Project initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovać West, to Reservoir Capital Corp. ("Reservoir Capital"), for uncapped net smelter return ("NSR") royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital later transferred those interests to Reservoir Minerals Inc. ("Reservoir Minerals"). Subsequently, EMX acquired 0.5% NSR royalty interests covering the Brestovać and Durlan Potok properties (EMX news releases, February 4, 2014 and October 5, 2020), which along with Brestovać West, are included in the Timok Project controlled by Zijin.

Thus, this amended and restated Technical Report has been prepared by Kevin Francis of Mineral Resource Management LLC ("MRM") for EMX which holds royalty interests (not direct ownership) in the Project. This Technical Report is dated March 25, 2022 and amends and restates the original Report entitled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021 and with an effective date of June 19, 2018. This amended and restated Technical Report: a) corrects improper units in Tables 1-3 and 15-1.

Mining companies are not (typically) required to, and as a matter of practice, do not normally disclose detailed information to companies that hold a royalty interest in their operations unless legally or contractually mandated to do so. Zijin has not made any information available to EMX despite several requests. Therefore, access to information and details regarding the Project is limited to what is available in the public domain.

Pursuant to Part 9.2(2) of NI 43-101, the qualified person ("QP") preparing a technical report on Form 43-101F1 for an issuer that only has a royalty interest in a mineral project is not required to perform an onsite visit of the Project, nor is the QP required to complete those items under Form 43-101F1 that require data verification or inspection of documents. EMX is relying on the exemption available under Part 9.2(2) of NI 43-101 for the completion of this Technical Report.

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

All dollar amounts stated in this document are United States Dollars.

1.2 Geology and Mineral Resource Estimates

Čukaru Peki is a copper-gold deposit comprised of two different types of mineralization - the high sulfidation style Upper Zone ("UZ") and the porphyry style Lower Zone ("LZ"). The deposit is located within the central zone (or Bor District) of the Timok Magmatic Complex. The Timok Magmatic Complex is located within the central segment of the Late Cretaceous Apuseni-Banat-Timok-Srednogorie magmatic belt in the Carpatho-Balkan region of southern-eastern Europe. The Apuseni- Banat-Timok-Srednogorie belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt, which lies along the southern Eurasian continental margin and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria and on to the Black Sea.

The Mineral Resource estimates for the Upper Zone and Lower Zone were reported in Zijin's 2020 Annual Report issued on April 28, 2021. The estimates reported by Zijin and set forth in Tables 1.1 and 1.2 have been conformed to the requirements of NI 43-101.

The 2020 Mineral Resource statement reported by Zijin for the Upper Zone of the Čukaru Peki deposit is shown in Table 1.1. The Mineral Resources are inclusive of Mineral Reserves.

Table 1-1: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity Mt	Grade			Metal
		% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	2.20	8.6	5.70	0.29	0.19	0.40
Indicated	26.60	3.3	2.10	0.20	0.87	1.80
Measured and Indicated	28.70	3.7	2.40	0.20	1.05	2.20
Inferred	13.90	1.6	0.90	0.06	0.23	0.42

1. The Resource NSR cutoff value used to report the estimate is $35/tonne.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The 2020 Mineral Resource statement reported by Zijin for the Lower Zone of the Čukaru Peki deposit is shown in Table 1.2.

Table 1-2: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6

1. The cutoff value used to report the mineral resource estimate is $25/tonne and has been reported using a US dollar equivalent cutoff value based on copper price of $3.00/lb, gold price of $1,400/oz, and a 87% recovery for copper and a 69% recovery for gold for assessing eventual economic potential of the mineral resources.

2. All figures are rounded to reflect the relative accuracy of the estimate.

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

1.3 Mineral Reserve

The Mineral Reserve statement for the Upper Zone of the Čukaru Peki deposit was reported in Zijin's 2020 Annual Report issued on April 28, 2021. The estimate reported by Zijin and set forth in Table 1.3 has been conformed to the requirements of NI 43-101.

Table 1-3: 2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	Cu Mlb	Au Moz	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944.1	1.792	47
Total	27,121	3.25	2.06	0.17	1,944.1	1.792	47

1. Metal prices used include $3.00/lb Cu and $1,300/oz Au.

2. A Reserve NSR cut-off of $35/tonne was used to optimize the sublevel caving ring layout.

3. Contained metal figures and totals may differ due to rounding of figures.

1.4 Status of Development and Operations

Zijin has not provided public technical disclosure on the Timok Project regarding mining, economic analysis or other development considerations. However, there are relevant public disclosures that provide general context for the pace of development, expected production scope, and timing for production. In MRM's opinion, these disclosures provide important context for an overall understanding of EMX's Upper Zone royalty asset.

On April 22, 2020 International Mining published on their website the following regarding initial production at the Project. "CPM Consulting, which has a supervisory role at the massive Timok copper-gold project for Zijin Bor Copper, the Serbian unit of China's Zijin Mining Group, says the operation will produce 3.3 Mt/y (10,000 t/d) of ore from the Čukaru Peki Upper Zone mine. The operation also represents the first big European project for Chinese mining contractor JCHX, which set up local company JCHX Kinsey Mining Construction doo Bor to manage the mine construction. JCHX has been busy sinking the ventilation shaft at the site and developing the main decline. First copper from the Upper Zone mine is still expected by end 2021."

Zijin stated in a news release, dated June 16, 2021, that they "recently obtained the trial production permit for the processing facilities issued by the Serbian Ministry of Mining and Energy, and have entered the trial production stage. At present, the construction of the processing facilities of the project has been completed, and trial production and operation, construction conclusion and greening, etc. are being conducted at full speed. It is planned that all work of the trial production stage shall be completed for submission to the Ministry of Mining for acceptance check before September of this year. This will achieve a smooth transition from mine infrastructure construction to production and operation."

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

MRM does not have the data or supporting information to independently verify the disclosures above, but believes that they were accurate and not misleading at the time of disclosure.

1.5 Conclusions and Recommendations

MRM is unaware of any significant factors or risks that may affect access, title, or the right or ability for Zijin to advance the Timok Upper Zone development project to production, or of continuing to explore the Lower Zone resource project. The Upper Zone and Lower Zone are both covered by EMX royalty interests.

MRM recommends that EMX continue to request all current information related to the Timok Project from Zijin Mining Group to allow for an independent evaluation of the Project.

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

2. Introduction

2.1 Scope of Work

This report was prepared as an NI 43-101 Technical Report for EMX Royalty Corporation ("EMX" or the "Company") (TSX Venture: EMX; NYSE American: EMX) by Mineral Resource Management LLC ("MRM") on the Timok Project in eastern Serbia. MRM has been informed by the Company that this Technical Report is required as a result of Section 4.2(1) of NI 43-101. This Technical Report has been prepared for the Company, which is the holder of a royalty interest (not direct ownership) on the Timok Project, in accordance with the guidelines provided in NI 43-101. Mining companies are not required to, and as a matter of practice do not normally, disclose detailed information to companies which hold a royalty interest in their operations. The royalty holder, therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain. This Technical Report, therefore, relies exclusively upon information available in the public domain.

This Technical Report is dated March 25, 2022 and amends and restates the original Report entitled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated February 26, 2021 and with an effective date of June 19, 2018. This amended and restated Technical Report: a) This amended and restated Technical Report: a) corrects improper units in Tables 1-3 and 15-1.

Studies and additional references for this Technical Report are listed in Section 27 of this Technical Report. MRM has reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

The primary sources of information for this Technical Report are the following:

Zijin news release June 16, 2021 - Čukaru Peki Copper-gold Mine in Serbia Begins Trial Production

Zijin 2020 Annual Report, December 31, 2020 - issued by Zijin on April 28, 2021

Preliminary Feasibility Study, 2018 - Hatch Ltd. ("Hatch"), SRK Consulting (Canada) Inc., SRK Consulting (UK) Limited, Nevsun Resources Ltd. ("Nevsun"), Knight Piésold Consulting. Canadian National Instrument 43-101 Technical Report: Timok Copper-Gold Project, Serbia: Upper Zone Pre-Feasibility Study and Resource Estimate for the Lower Zone, August 7, 2018 - effective date June 19, 2018 ("2018 Hatch PFS")

Nevsun news release October 26, 2017 - "Nevsun Announces Updated PEA for Timok Upper Zone Copper Project with a US$1.5 Billion NPV and a 50% IRR"

Nevsun news release March 28, 2018 - "Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS"

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Nevsun news release June 26, 2018 - "Nevsun Announces Initial Inferred Resource for the Timok Lower Zone 1.7 Billion Tonnes Grading 0.86% Copper and 0.18g/t Gold Containing 31.5 Billion Pounds of Copper and 9.6 Million Ounces of Gold"

Nevsun 2017 Amended Annual Information Form for the year ended December 31, 2017 ("2017 AIF") dated April 19, 2018

Nevsun Third Quarter 2018 Management Discussion and Analysis ("Q3 2018 MD&A")

MRM notes that much of the information residing in the public domain was generated by Nevsun (the previous reporting issuer on the TSX at the time of disclosure), and by Hatch for Nevsun, especially the Mineral Resources and Reserves, and required adherence to NI 43-101 requirements for public disclosure. As a result, MRM has reasonably assumed such information has been prepared in accordance with NI 43-101 requirements.

NI 43-101 contains certain requirements relating to disclosure of technical information in respect of mineral projects. The information contained herein with respect to the Timok Project is primarily extracted from the 2020 Zijin Annual Report, the 2018 Hatch PFS and Resource report, and supplemental information available in the public domain. MRM did not conduct a site visit, did not independently sample and assay portions of the deposit, and did not review the following items proscribed by NI 43-101 because it did not have access to the relevant underlying material and data:

i) geological investigations, reconciliation studies, independent check assaying, data verifications and independent audits;

ii) mineral processing and metallurgical testing;

ii) estimates and classification of Mineral Resources and Reserves, including the methodologies applied by the mining company and Hatch in determining such estimates and classifications, such as check calculations; or

iii) mining methods, recovery methods, project infrastructure environmental studies, permitting and supporting documentation and the associated technical parameters, including assumptions regarding future operating costs, capital expenditures, cash flow model and saleable metal for the mining asset.

The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in MRM's services, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.

The Upper Zone deposit at Čukaru Peki is 100% owned by Zijin, having acquired the Project from Nevsun in March 2019. The Lower Zone is also 100% owned by Zijin - 46% having been acquired from Nevsun in March 2019 and the remaining 54% from Freeport-McMoRan Exploration Corp. ("Freeport" or "FMEC") in December 2019 [MRM, 2020].

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

This 2021 Technical Report was prepared for EMX by Kevin Francis, an independent Qualified Person under the requirements of NI 43-101, and Principal of Mineral Resource Management LLC.

2.2 Terms of Reference

2.2.1 Resources and Reserves

The Resources and Reserves reported in the 2020 Zijin Annual Report are based on previously reported Mineral Resource and Mineral Reserve estimates (2018 Hatch PFS), classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. This Technical Report does not contain an update to the 2018 Mineral Resource and Mineral Reserve estimates for the Upper Zone and Lower Zone as there have been no material changes to the data or estimates based upon available public disclosures by Zijin.

2.3 Personal Inspection of Timok Property by Mineral Resource Management

There has been no personal inspection of the property by Kevin Francis of MRM. EMX is not the owner or operator of the Timok Project, only holds an NSR royalty on production, and therefore relies on the relief provided by Part 9.2 (2) of NI 43-101 (see Section 3).

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

3. Reliance on Other Experts

3.1 Limitations and Reliance on Information

Generally, NI 43-101 requires that the qualified person responsible for preparing (or supervising the preparation of) all or part of a technical report to have completed a current inspection on the property that is the subject of the report and must personally perform data verification and document inspection. EMX only has royalty interests in the Timok Project owned and operated by Zijin, which is listed on the Hong Kong Stock Exchange.

EMX has made several requests to Zijin for the Timok Project scientific and technical data starting in December 2019 and continuing through 2020, with no response to these requests. Part 9.2 (3) of NI 43-101 provides relief from inspections and verifications if the royalty holder has requested but not received access to necessary data, and as a consequence permits the information in the technical report to be based on information which is in the public domain. Due to the royalty holder's lack of legal rights to obtain these data, MRM was unable to conduct a detailed, thorough, and independent technical assessment. Therefore, the scientific and technical data available for the preparation of this report was significantly limited, especially in consideration of the requisite reporting requirements of NI 43-101.

This report has been prepared by Kevin Francis of MRM for EMX. For Section 1 (except 1.1), Section 2 (except 2.3) and Sections 4 to 25 inclusive of this report, information, conclusions, opinions and estimates contained herein relating to technical and scientific information, tax, legal, political, environmental, mineral resource and mineral reserve estimates, capital and operating costs, commodity pricing and financial modelling fully relied on the following publicly disclosed reports and news releases:

Zijin news release June 16, 2021 - Čukaru Peki Copper-gold Mine in Serbia Begins Trial Production

Zijin 2020 Annual Report, December 31, 2020 - issued by Zijin on April 28, 2021

3.2 EMX Royalty Interests

MRM has not researched royalty, property title or mineral rights for the Timok property and expresses no opinion as to the ownership status of the property or EMX's royalty rights.

For the royalty ownership information described in Section 4 of this report, MRM has fully relied on the royalty agreements provided by EMX:

Royalty Agreement; dated November 8, 2007, between Eurasian Minerals Inc. and Preduzece Za Minarlne Sirovine See d.o.o Beograd. ("Eurasian Agreement"),

Net Smelter Returns Royalty Agreement; dated March 16, 2010, between Reservoir Capital Corp. and Euromax Resources Ltd. ("Euromax Agreement"), and

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Royalty Sale Agreement; dated June 7, 2013, between Euromax Resources Ltd. and Eurasian Minerals Inc.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

4. Property Description and Location

4.1 Property Location

The Timok Project is located in eastern Serbia on a gently rolling plateau between 300 and 400 meters above sea level and has a moderate-continental climate. It occurs 5 kilometers south of the town of Bor, which is a regional administrative and mining center located approximately 250 kilometers by road southeast of Belgrade, the capital of Serbia. The site is favorably located for mining infrastructure (road, rail, power, water) and nearby the recently upgraded copper smelter complex in Bor. The Universal Transverse Mercator System (UTM) coordinates (the World Geodetic System, 1984) of the approximate center of the Čukaru Peki deposit are 4874888 N and 590706 E (UTM zone 34).

At the country scale, Figure 4.1 shows the location of the Brestovać-Metovnica exploration permit in which the Project's Čukaru Peki deposit is located.

      Source: SRK 2017

Figure 4.1: Location of the Timok Project and Associated Permits

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The Brestovać-Metovnica exploration permit is one of three exploration permits held by Rakita Exploration d.o.o. ("Rakita") subject to EMX royalty interests as shown on Figure 4.2.

            Source: EMX 2020

        Figure 4.2: EMX Royalty Interests and Permit Location Map

4.2 Ownership History

The following outlines the history of ownership of EMX's royalty assets and Rakita (also see Figure 4.3).

a) Eurasian Minerals Inc. ("Eurasian"), acquired exploration permits in Serbia, including Brestovać (West), via its subsidiary Southern European Exploration in 2005.

b) Reservoir Capital acquired Southern European Exploration from Eurasian in 2006 (6 exploration permits). EMX's Brestovać West royalty (1% base metals / 2% precious metals NSR royalty) was created as part of this transaction.

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

c) Reservoir Capital signed agreements to acquire the Brestovać (East) and Jasikovo-Durlan Potok permits from Euromax Resources Ltd. ("Euromax") and form a joint venture with Freeport in 2010. The permits were transferred to Rakita, which was used as the JV vehicle for the Reservoir Minerals/Freeport agreement. As part of the transaction, Euromax was granted the 0.5% NSR royalties that were later purchased by Eurasian.

d) Reservoir Capital spun off its interests in the Timok Project by creating Reservoir Minerals in October 2011.

e) Čukaru Peki was discovered in ~2013 by the Reservoir Minerals /Freeport JV.

f) Eurasian purchased the Euromax royalty in late 2013.

g) Freeport put their Timok interests up for sale in early 2016 and reached an agreement to sell 100% of their UZ interest and 28% of their LZ interest to Lundin.

h) Backed by Nevsun, Reservoir Minerals exercised its right of first offer (ROFO) to block the Lundin transaction and acquired Freeport's UZ interest and increased its stake in the LZ (subject to further earn-in by Freeport).

i) Nevsun then acquired Reservoir Minerals. This consolidated the 100% ownership of the UZ under Nevsun, with Freeport remaining as a JV partner on the Lower Zone.

j) Eurasian changed its name to EMX Royalty Corp. in 2017.

k) Zijin acquired Nevsun in 2019 and assumed Nevsun's ownership interests in Rakita which included EMX royalty assets covered by Brestovac, Brestovac West, and Jasikovo-Durlan Potok. Freeport continued as a JV partner with Zijin on the LZ.

l) Zijin bought out the remaining LZ interest from Freeport in December 2019.

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The organizational flow chart showing a graphical depiction of permit and royalty ownership is illustrated below in Figure 4.3.

Brestovac West permit
Brestovac (East) permit
Abbreviations:
FMEC = Freeport McMoRan
JV = Joint Venture
LZ = Lower Zone deposit at Cukaru Peki
NSR = Net Smelter Rerturn
SEE = Southern European Exploration (Eurasian Minerals sub.)
UZ = Upper Zone deposit at Cukaru Peki
SEE (Eurasian Minerals) acquires Brestovac West permit 2005
Royalty Generated
1% base metals + 2% Au-Ag NSR royalty to Eurasian Minerals on Brestovac West and other SEE permits 2006
Reservoir Capital acquires SEE (Eurasian Minerals permits in Serbia) 2006
Euromax acquires Brestovac (East) permit 2007
Brestovac West permit
Brestovac (East) permit
Royalty Generated
Reservoir Capital acquires Euromax permits and forms JV with Freeport (FMEC) 2010
Rakita formed as operator of Reservoir/FMEC JV 2010
Euromax exits with 0.5% NSR royalty on Brestovac (East) and Durlan Potok permits 2010
Reservoir Capital spins off Reservoir Minerals 2011
Reservoir Minerals takes place of Reservoir Capital in JV
Cukaru Peki Cu-Au deposit discovered by Reservoir/FMEC JV 2013
Eurasian Minerals acquires Euromax roaylties including Brestovac, which covers Cukaru Peki 2013
Nevsun acquires Reservoir Min. (100% UZ and JV with FMEC on LZ) 2016
FMEC divests UZ but keeps portion of JV on LZ 2016
Nevsun operates Rakita w FMEC JV on LZ
Eurasian Minerals changes name to EMX Royalty Corp 2017
Eurasian Minerals changes name to EMX Royalty Corp 2017
Zijin acquires Nevsun 2019
Zijin operates Rakita w FMEC JV on LZ
Zijin acquires remaining FMEC interest 2019
FMEC divests LZ JV interest 2019
Zijin 100% ownership of Rakita and Cukaru Peki
EMX royalty on Brestovac West area 2021
EMX royalties on Durlan Potok and Brestovac (East) area, which covers Cukaru Peki 2021

  Figure 4.3: Organizational Flow Chart of Permit and Royalty Ownership

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

4.3 Property Permits

The Brestovać-Metovnica permit, on which the Project's Čukaru Peki deposit is located, currently covers 8,662 hectares.

The initial Brestovać-Metovnica permit was issued on February 28, 2012, under the "old" Serbian Mining Act, and covered a total of 11,550 hectares. This initial permit expired in February 2015 and the renewal process imposed a 25% relinquishment of the original area, bringing the permit to its current size. Following enactment of the "new" Serbian Mining Act in December 2015, the expiry date of all permits that were in good standing was reset. The Brestovać-Metovnica permit was officially renewed in April 2017. According to Zijin's 2020 Annual Report, the permit is in effect until April 19, 2022.

The relinquished Brestovać-Metovnica former area was immediately re-applied for, and became a new separate permit called Brestovać-Zapad with an area of 2,887 hectares and an expiry date of April 2018; there is no public information updating this expiry date [MRM, 2020]. There are two other exploration permits held by Rakita in the region called Leskovo-Jasikovo and Jasikovo-Durlan-Potok.

In March 2019, Zijin completed the 100% acquisition of Nevsun. According to the agreement, Zijin took an indirect 100% interest in the Upper Zone of the Timok Project formerly held by Nevsun and an indirect 46% interest in the Lower Zone, the other indirect 54% interest being held by Freeport. In December 2019, the Freeport interest was then acquired by Zijin to gain 100% control of the Lower Zone [MRM, 2020].

4.4 Project Footprint and Land Requirements

For project development, property rights must be resolved in the areas of the exploration decline, process plant, tailings storage facility (TSF), transport/utilities corridor, and potentially a rail load-out facility if required. Based on the proposed mining method of underground block cave, for safety and security issues, the mine subsidence impact area was also planned to be acquired by Rakita. The total land expected to be acquired is 856 ha, of which about 115 ha is anticipated to be state-owned land.

The Project also requires properties to be purchased from private property owners and the local municipality. Specific parcels of land are required to locate key infrastructure and to secure the projected mine subsidence impact area. Rakita was in the process of acquiring these properties through a fair and transparent process which involves purchasing private properties through a willing buyer/willing seller basis. No information in the public record was found regarding any additional land acquisition or progress of land acquisition (MRM, 2021)

4.5 State Royalty and EMX Royalty Agreements

The Serbian government collects a royalty of 5% NSR for metallic raw materials (per the "Guide for Investors", Ministry of Natural Resources, Mining and Spatial Planning, 2011). Additional royalties that are due, such as EMX's royalty interests, are individually negotiated for each mineral permit.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

4.5.1 EMX's Royalties

EMX's Brestovać Royalty. The Brestovać royalty was originally granted to Euromax by Reservoir Capital via a royalty agreement (the "Royalty Agreement") executed in 2010. EMX acquired Euromax's NSR royalty interests in 2013 (EMX news release, February 4, 2014). The Royalty Agreement contains a provision for the reduction of the 0.5% NSR royalty rate under certain express and specific circumstances. Upon a thorough review of the Royalty Agreement and based on certain publicly available information, EMX does not believe that the circumstances which would have triggered a reduction of the royalty rate have occurred and therefore the NSR royalty rate remains at 0.5%. Furthermore, there is no mechanism for the royalty to be reduced in the future. EMX's royalty areas are shown in Figure 4.2.

Other EMX Timok Royalty Properties. The Company also has two additional Timok royalty properties, including Brestovać West and Durlan Potok.

  Brestovać West is covered by NSR royalties of 2% for gold and silver and 1% for all other metals. Brestovać West contains the Corridor Zone gold prospect and occurs directly west of Brestovać.

  Durlan Potok is covered by a 0.5% NSR royalty and occurs in the Timok Belt approximately 20 kilometers north of Brestovać and Čukaru Peki.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

5. Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Accessibility

The nearby municipality of Bor is connected to the capital, Belgrade, by the A1 motorway (part of the European E75 and Pan-European Corridor X route) and the international E-road E761, from Paraćin to Zaječar. Travel time from Belgrade to Bor and the Project by road is about three and a half hours.

Locally, the Project is situated 5 km south of Bor, on the south side of state road IB n°37. There are numerous small agricultural and forestry tracks within the permit area that are suitable for four-wheel drive vehicles.

A regional bus service connects Bor with Belgrade and other cities and towns. Bor is integrated into the Serbian railway system and connects to Belgrade and the main lines. The line from Bor is primarily for freight, but there are regular passenger services to Belgrade. The site is also favorably situated for export freight logistics.

5.2 Climate

The regional climate for the Project area is moderate-continental with local variations. Average annual air temperature for areas between the altitudes of 300 and 500 meters above mean sea level ("amsl") is 10.0°C. The absolute maximum air temperatures are recorded in July and are in the range of 37 to 42°C for lower lying areas. The absolute minimum air temperatures are recorded in January and range from -20 to -36°C for mountainous areas. The majority of Serbia has a continental precipitation regime, with precipitation occurring fairly consistently throughout the year and the greatest rainfall typically occurring during May and June (Republic Hydrometeorological Service of Serbia).

5.3 Local Resources

Bor is an active mining town, with a regional administrative center possessing the facilities, services, and experienced work force required for advanced mineral exploration and development projects. Reliable power is available, with power lines (110 kV and 400 kV) passing through the Brestovać-Metovnica permit area (NTI, 2017). Rakita maintains an office in the town as a technical base for activities on the Brestovać-Metovnica permit and other permits in the Timok region. The project office is located close to the center of drilling on site.

In January 2011, Outotec signed a contract with SNC Lavalin International to design, supply and install a new copper flash smelting furnace and related services for the nearby Rudarsko- topioničarski basen Bor ("RTB Bor") operations in central Serbia. The smelter was constructed by SNC Lavalin and commissioned in late 2015 to improve operational efficiency and reduce the environmental impact of the existing facility. The new flash smelter has a design capacity of 400 ktpa of concentrates at a design concentrate feed grade of 22% Cu. The flash smelter utilizes some of the existing infrastructure, with a newly constructed acid plant.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

5.4 Physiography

The relief of the project area is marked by a gently rolling plateau with elevations ranging from 300 to 400 m amsl. The deposit itself is at an elevation of approximately 375 m amsl. The Crni Vrh hills to the west of the Project rise to over 1,000 m amsl.

In the immediate Project area, there is plenty of accessible flat or gently undulating land to accommodate surface processing facilities and waste storage as necessary. There are a few river valleys which are of sufficient depth to provide the necessary volume of tailings storage.

Vegetation in the area comprises mostly arable crops, some grassland and deciduous woodland.

5.5 Infrastructure

The municipality of Bor has well developed infrastructure due to its long-standing and significant industrial activity. Consequently, there are many possible logistic options and solutions for the transport of materials from the Timok Project. The location of the Project is well-situated relative to existing rail/road/waterway networks. The logistics network is currently used by the RTB Bor mine complex and other industrial entities in the region (Elixir Prahovo, Aurubis Pirdop, etc.).

The Project is directly connected via state road 37 class 1B to the RTB Bor smelter (~9 km) and to the railroad cargo loading station at Bor Teretna (~7 km). The rail loading station would allow for transport via the state rail network to a smelter in Pirdop, Bulgaria and ocean ports in the region. There are also road and rail connections to the Danube River port of Prahovo (~88 km), allowing for low-cost material transport to the ocean port of Constanta, Romania.

Serbia's power infrastructure is well-developed and Bor is situated in a favorable location with access to a reliable power supply. Bor is one of the transfer points for the long-range 400-kV power line that transmits electrical power from the Đjerdap 1 hydroelectric plant, located on the Danube River, approximately 90 km northeast of Bor. The Bor 2 transmission substation is located five kilometers northwest of the project, and a 110-kV transmission line passes within one and a half kilometers of the Project.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

6. History

6.1 Pre-Modern - 2002

The history of exploration and mining in the Timok Bor district is described by Jankovic et al. (2002) as summarized below.

The earliest known historic exploitation in the region focused mainly on copper mining (and smelting) as early as 5500 BC (Vinca culture age). The next known historic exploitation of surface outcrops in the district was for gold in the massive sulfide mineralization at the Bor Coka Dulkan and Tilva Ros, and Majdanpek gold (and iron) occurrences. This likely commenced during the Bronze Age and was continued by the Romans, who were active throughout the region and who also extracted alluvial gold from the Pek and Timok Rivers.

In the 19th century, Serbian investors (including Georg Weifert) financed prospecting and exploration in the Bor district from 1897 to 1902, which led to the discovery by Franjo Sistek of the copper and gold-rich Coka Dulkan and Tilva Ros deposits in 1902. Mine development began during 1903 and 1905 and mining commenced in 1907. The Serbian investors sold their interests to a French group (Society of the Bor Mines) which then controlled the mines until 1941. The mines and smelter were rehabilitated after the Second World War and were operated to the 1990s by the Yugoslav State, and then later by the state-owned RTB Bor.

During the Yugoslav State period, exploration focused on outcropping alteration and mineralization and drilling to maximum depth of approximately 700 m. During this time, the following porphyry deposits were discovered - Majdanpek, Bor River, Valja Strz, Veliki Krivelj, Cerovo/Cementation, Dimitri Potok and the high-sulfidation ("HS") epithermal deposits - Lipa, Choka Marin, Choka Kuruga, Kraku Bugaresku. Most of these deposits were subsequently explored further and mined.

The earliest known exploitation in the Timok Project area of Brestovać-Metovnica was trial mining of copper and zinc mineralization south of Brestovać village, which was undertaken from an adit and blind shaft south of Brestovać by a French group in the 1930's; however, there are only incomplete records, and no meaningful production was recorded.

During the Yugoslav State period, exploration along the Bor trend continued and there are records of approximately 41 RTB Bor drillholes at various locations in and near the Project area from 1975 to 1988. Most drilling was relatively shallow, with depths less than 500 m, and took place in small clusters mainly targeting gravity and other geophysical anomalies. The records are not complete, and no drill core was retained. The Timok Project mineralization was not intersected in any drillholes from this time. No other significant mineralization was found apart from a hole south of Brestovać village (near the old workings), which showed elevated gold grades in altered andesite, for which the sampling and analytical records are also incomplete. This hole was followed up by an exploration program by Eurasian (EMX) in 2006 (see further discussion below).

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

During the period 1990 to 2002 due to the political uncertainty and conflict in the former Yugoslavia and Serbia, no mineral exploration of any significance was undertaken. The Serbian government did issue exploration permits and concessions in 2002.

6.2 Exploration 2004 - 2016

Mineral exploration activities in the Timok area began in 2004 with the arrival of companies including Phelps Dodge, Eurasian, Euromax and Dundee. Significant exploration work on the Project commenced with the formation of the Reservoir/Freeport JV in 2010. Joint Venture field work during 2010-2016 included geological mapping, geochemical surveys, large-scale controlled source audio magneto-telluric ("CSAMT") (Figure 6.1) surveys, and induced polarization surveys. These surveys covered certain target areas where Miocene sediments overlie the prospective Upper Cretaceous volcanic rocks. Orientation surveys over known deposits in the Bor district were also carried out.

Source: Nikova, L., 2014

Figure 6.1: Line 60 CSAMT Geophysical Survey, Looking North-Northwest

The CSAMT surveys highlighted the position of the base of the Miocene and the location of high/low resistivity zones and potential structural zones overlying the Upper Zone. The CSAMT data was used for exploration targeting and contributed significantly to the initial drill intersection of the Upper Zone, as documented by Reservoir Minerals in a press release on 16 July 2012.

After acquiring 55% equity interest under the Rakita agreement, Freeport gave notice to Reservoir Minerals in July 2012 that it had elected to sole fund expenditures on or for the benefit of the Project, until the completion and delivery of a feasibility study to bankable standards.

Joint venture drilling through 2016 carried out on the Upper Zone (59,333 m) and Lower Zone (42,380 m) deposits resulted in the following historical resource estimates:

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia
  An initial NI 43-101 resource estimate for the Upper Zone copper and gold mineralization (Reservoir news release, January 27, 2014). The Upper Zone inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cutoff was estimated as 65.3 million tonnes at an average grade of 2.6% copper and 1.5 g/t gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent (Reservoir SEDAR filed technical report titled "NI43-101 Technical Report on a Mineral Resource Estimate on the Cukaru Peki Deposit, Brestovac-Metovnica Exploration Permit, Serbia" with an effective date of November 27, 2013 and report date of January 27, 2014 authored by SRK Consulting (UK) Limited).
  An updated resource estimate and PEA study in 2016 for the Upper Zone (Reservoir news release, April 19, 2016). The estimate at a 0.75% copper cutoff included indicated resources of 1.7 million tonnes averaging 13.5% copper and 10.4 g/t gold, and inferred resources of 35.0 million tonnes averaging 2.9% copper and 1.7 g/t gold (Reservoir SEDAR filed technical report titled "NI43-101 Preliminary Economic Assessment of the Čukaru Peki Upper Zone Deposit, Serbia" with an effective date of March 31, 2016 and report date of April 13, 2016 authored by SRK Consulting (UK) Limited).

Both of the above historical mineral resources are relevant and reliable. They use mineral resource categories as defined in CIM Definition Standards (and by extension NI 43-101) and can be relied upon. The historical mineral resources demonstrate that the current mineral resource estimates are robust. The historical estimates are superseded by the current Zijin estimates presented in this technical report.

In 2016, Reservoir announced a definitive agreement with Nevsun to combine their respective companies (Reservoir news release, April 24, 2016). Completion of the arrangement was conditional on the exercise by Reservoir of its right of first offer ("ROFO") in respect of the original Timok Joint Venture agreement with Freeport. Reservoir and Nevsun reported that the ROFO was successfully exercised, with Reservoir acquiring Freeport's interest in the Upper Zone of Čukaru Peki, and increasing its interest in the Lower Zone (Reservoir news release, May 2, 2016). Nevsun closed the acquisition of Reservoir as announced in a June 23, 2016 news release. Later in 2016, the new operator, Nevsun, commenced drilling programs on the Upper Zone resource deposit and Lower Zone porphyry target (Nevsun news release, September 29, 2016).

6.3 Exploration and Development 2017 - 2019

In 2017, Nevsun reported an updated PEA for the Upper Zone with measured and indicated resources of 28.7 million tonnes averaging 3.7% copper and 2.4 g/t gold, and inferred resources of 13.9 million tonnes averaging 1.6% copper and 0.9 g/t gold at a Resource NSR cutoff of US$35/tonne (based upon $3.49/lb Cu, $1,565/oz Au, and technical and economic parameters given in the PEA study) (Nevsun news release, October 26, 2017 and SEDAR filed technical report titled " Technical Report for a Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia" with an effective date of September 1, 2017 and report date of November 27, 2017 authored by SRK Consulting (Canada) Inc.).

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Also, in 2017 Nevsun drilling identified a new high grade zone of copper-gold mineralization 500 meters east of the Upper Zone with intercepts that included 2.93% copper and 2.54 g/t gold over 27 meters starting at 396 meters (true width estimated at 80-95%) (Nevsun news release dated January 16, 2018). Drill results for the Lower Zone included 1.08% copper and 0.27 g/t Au over 747.4 meters starting at 1,341 meters (true width estimated to be ~50-60%) (Nevsun news release, December 7, 2017).

Site preparation activities in 2017 advanced the construction of a portal and exploration decline. This included the construction of site infrastructure and roads, stripping, and establishing site security and water management systems including storage ponds. Subsequently, construction commenced on the Upper Zone exploration decline (Nevsun news release, June 5, 2018). Permitting activities also continued with the submission of an Elaborat, a Serbian mineral reserve report, to the Serbian Ministry of Mining and Energy in early September (Nevsun MD&A, 2018).

In 2018, an Upper Zone PFS was completed by Nevsun with a probable mineral reserve of 27 million tonnes at 3.3% copper and 2.1 g/t gold based upon metal prices of $3.00 per pound copper and $1,300 per ounce gold (Nevsun news release, March 28, 2018). Subsequently, an initial inferred resource estimate was announced for the Lower Zone porphyry project at a $25/tonne "dollar equivalent" cutoff of 1.659 billion tonnes averaging 0.86% copper and 0.18 g/t gold, and containing 31.5 billion pounds of copper and 9.6 million ounces of gold (Nevsun news release, June 26, 2018 and SEDAR filed Technical Report titled "NI 43-101 Technical Report - Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone" with an effective date of June 19, 2018 and report date of August 7, 2018 authored by Hatch, SRK, and Knight Piesold).The mining method was assumed to be by block cave.

The above mineral resource and reserve estimates by previous operator Nevsun are relevant and reliable. They use mineral resource and reserve categories as defined in CIM Definition Standards (and by extension NI 43-101) and can be relied upon. The Nevsun mineral resource and reserve estimates provided the basis for Zijin's re-statement of current mineral resource and reserve estimates in its 2020 Annual Report.

As a follow-up to the PFS, a Timok Project Upper Zone Feasibility Study ("FS") was progressing for release in mid-2019 with work focused on refining the Project and optimizing costs. A ramp-up scenario continued to be examined starting with initial production at 1.6 million tonnes per annum ramping up to 3.25 million tonnes per annum over a two-year period (Nevsun MD&A, 2018). Additional disclosure regarding the FS was brought to halt with Zijin's offer to acquire Nevsun.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Late in 2018, Nevsun announced that an offer by Zijin to purchase all of the issued and outstanding Nevsun common shares for $6.00 per share (~US$1.41 billion in total) had been successful (Nevsun news release, December 28, 2018). Subsequently in 2019, Nevsun was delisted from the Toronto Stock Exchange and the NYSE American Exchange. This provided with Zijin with 100% control of the Upper Zone, and a joint venture stake with Freeport on the Lower Zone.

In December, 2019 Zijin purchased Freeport's 54% interest in the Lower Zone porphyry, as well as five Freeport exploration licenses in Serbia. The initial purchase price was US$240 million, with deferred payments of up to $150 million once Lower Zone production commences (Zijin news releases, November 3, 2019 and December 30, 2019).

There has been no significant production registered from the Brestovać-Metovnica permit or other Project permits, although as stated previously, historical trial mining of copper and zinc mineralization was undertaken from an adit and blind shaft south of Brestovać in the past century.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

7. Geological Setting and Mineralization

7.1 Regional Geology

The Čukaru Peki copper-gold deposit is located within the central zone (or "Bor District") of the Timok Magmatic Complex ("TMC"), which represents one of the most highly endowed copper and gold districts in the world. The TMC is located within the central segment of the Late Cretaceous Apuseni-Banat-Timok-Srednogorie ("ABTS") magmatic belt in the Carpatho-Balkan region of southern-eastern Europe. The ABTS belt forms part of the western segment of the Tethyan Magmatic and Metallogenic Belt ("TMMB") which lies along the southern Eurasian continental margin (Figure 7.1) and extends over 1,000 km from Hungary, through the Apuseni Mountains of Romania, to Serbia and Bulgaria to the Black Sea.

The TMMB, which is one of the longest magmatic arc systems in the world (Jankovic, 1997; Perelló et al., 2008; Richards et al., 2012; Richards, 2015), formed during Mesozoic to Tertiary evolution (and closure) of the Neotethys ocean and involved multiple subduction events and collision (orogenic) tectonism within the Eurasian segment. The TMC occurs within the Alpine-Balkan-Carpathian-Dinaride geo-tectonic province that also forms the westernmost part of the Tethyan Alpine-Himalayan orogenic system. TMMB magmatism and orogenic events occurred during closure of the Neotethys Ocean, which resulted in multiple subduction events and subsequent collision between the Indian, Arabian, and African plates with the Eurasian craton. Tectonic-magmatic events were initiated in the Middle Jurassic and continued through the Cretaceous to the present time.

In the Carpatho-Balkan sector, magmatism terminated at the time of the collision and was subsequently overprinted by major collision-related deformation (Dewey et al., 1973; Schmid et al., 2008). The collisional overprinting makes arc magmatic reconstruction and interpretation of the associated geo-tectonic setting very difficult (Sosson et al., 2010; Bouihol et al., 2013).

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Source: Modified from Morelli and Barrier 2004, in Gallhofer et al., 2015

Figure 7.1: Tectonic Map of the Western Eurasia Continental Margin

In southeast Europe (Carpathian-Balkans) the Late Cretaceous ABTS belt has been separated into five different segments showing distinctive magmatic and mineralization trends along the arc (Figure 7.2), defined by geographic regions and also by major crustal fault zones. The timing and the evolution of the magmatism and its associated deposits are relatively well studied in the central and eastern segments at Timok in central-east Serbia and Panagyurishte and Srednogorie in Bulgaria (Gallhofer et al., 2015).

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Source: Schmid et al., 2008, 2001

Figure 7.2: Geological Map of the Carpathian-Balkan Orogen Showing the Five Segments of ABTS Belt and Timok Deposit

The ABTS magmatic arcs and associated metallogenic belts occur within the Balkan, Northern Rhodopes, South Carpathian and the Apuseni mountain ranges, which generally rise to an altitude less than 2,000 m amsl and are partially covered by Miocene to recent sediments of the Pannonian Basin. The Late Cretaceous subduction-related intrusive rocks were intruded into pre-alpine basement of metamorphosed Paleozoic and Proterozoic meta- sediments and granitoids, and Mesozoic clastics and limestone that had already undergone multiple Mesozoic orogenic episodes including accretion and major nappe formation (Figure 7.2).

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The ABTS arc was subsequently intensively deformed during the Alpine Orogeny (Late Cretaceous to Neogene), bending around the Moesian platform (micro craton) to create the present "L" shape form of the arc. This deformation was not pervasive but was confined to brittle fault structures and ductile shear zones at the current level of exposures. The TMC underwent both compressional and extensional tectonics which partly predated and partly overprinted the Late Cretaceous magmatic arc, resulting in the distinctive segments of ABTS belt (Gallhofer et al., 2015).

The Timok Region occurs within the Getic sector of the Dacia terrane at the western margin of the Moesian craton (Figure 7.2). The Dacia terrane is a major nappe unit, which comprises slices of Proterozoic to Mesozoic aged continental, continental margin and ocean crust that were accreted during Cretaceous subduction and collision. Transition from compressional to extensional tectonics occurred during slab break-off which generated fertile but relatively short-lived Late Cretaceous regional multiphase magmatic and mineralizing events (over ~30 million years ago ("Ma") from ~90 Ma to 60 Ma).

The Timok segment of the ABTS belt, has one of the highest concentrations of copper and gold metal in the Tethyan Belt, and its metallogenic endowment is a significant contributor to that of the entire Tethyan Eurasian Metallogenic Province. The metal endowment is contained mainly in porphyry copper-gold and associated massive sulfide HS epithermal copper-gold systems, as well as occurrences of low to intermediate sulfidation epithermal and skarn mineralization. In the TMC, the world-class Bor HS epithermal system and Majdanpek porphyry system have contributed to an estimated historical production of approximately 11.5 Mt of copper and 1.2 Moz of gold (Armstrong et al. 2005; Jelenkovic et al., 2016).

7.2 Property Geology

The Timok deposit is located within the central part of the TMC, in the Bor District of northeastern Serbia (Figure 7.3). The project area is approximately five kilometers south of the mining municipality of Bor. The TMC is a north-south elongated lens-shaped graben feature with dimensions of approximately 85 km long and up to 25 km wide. The TMC comprises a series of andesitic to dacite-andesitic subvolcanic, volcanic and volcano-sedimentary sequences and plutonic intrusions (mainly monzonite to diorite and granodiorite compositions). The TMC is generally erosionally well-preserved when compared with both the Banat and Panagyurishte segment belts to the north in Romania and to the east in Bulgaria, respectively. The largest porphyry and porphyry-epithermal deposits in the Timok segment are represented by the Majdanpek and Bor copper and gold deposits (Figure 7.2) which are hosted in Upper Cretaceous andesitic volcanic units.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The geology in the Project area is dominated by Upper Cretaceous andesitic volcano-sedimentary sequences partially covered by a north-south to northwest elongated belt of poorly consolidated Tertiary clastic sedimentary rocks. Basement Mesozoic stratigraphy exposed around the TMC consists of Jurassic to Lower Cretaceous limestones and clastic sedimentary rocks (Figure 7.4).

Within the Jurassic succession, it is possible to recognize Lower and Middle Jurassic clastic units and sandy limestones up to 320 m thick. These units are overlain by Upper Jurassic reef limestone (Djordjević & Banješević, 1997) which are unconformably overlain by Lower cretaceous (Albian) sandstone (Djordjević & Banješević, 1997; Toljić, 2015). A transgressive Aptian-Albian carbonate sequence (up to 150 m thick) is conformably overlain by lower Later Cretaceous (Cenomanian) sandstone.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Source: Jelenkovic et al., 2016

Figure 7.3: Simplified Geological Map of the Timok Magmatic Complex, Showing the Position of the Timok Deposit and the Rakita Permits

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

The Cenomanian sedimentary rocks are conformably overlain by volcanic, volcaniclastics and sedimentary units of the Upper Cretaceous TMC. The TMC complex is dominated by Late Cretaceous (Turonian to Campanian) andesitic lavas, lava domes and shallow intrusions, volcaniclastic and epiclastic units and basaltic andesites, volcaniclastics and clastic sedimentary rocks that formed in an extensional rift basin.

The TMC andesite volcanic rocks are typically calc-alkaline in composition. Kolb et al. (2013) describe a geochemical signature similar to adakites, which are commonly associated with porphyry and epithermal copper and copper-gold deposits elsewhere in the world. The western and eastern borders of the TMC complex are structurally controlled by major faults (Figure 7.4). In the center and southeast of the TMC, Miocene clastic sedimentary rocks unconformably overlie the Late Cretaceous units (Figure 7.5).

Three different phases of volcanic andesitic and minor dacitic sequences are recognized. The intrusive units are composite complexes from gabbro, diorite, monzonite and granodiorite. Volcanic activity was initially predominantly sub-terrestrial and subaerial which changed to submarine in later phases (Banješević, 2010).

Banješević (2010) describes in detail the volcanic stratigraphy, lithologies and age-dating in the central TMC and notes that the TMC is divided into an eastern 'Phase 1' Bor-Lenovac volcanic facies (or 'Timok andesite') and a western 'Phase 2' Crna Reka volcanic facies (or 'Osnić basaltic and Jezevica andesite'), possibly related to separate tectonic blocks (Figure 7.3). Phase 1 units comprise andesitic hornblende-andesite volcanics (dated ~ 89.0 to 84.3 Ma), subvolcanic intrusions with intercalated volcaniclastics, epiclastics, marls and fine-grained clastics that are restricted to the eastern Brestovać-Tupižnica tectonic block. Phase 2 (dated ~82.3 to 81.8 Ma) consists of basaltic (pyroxene-bearing) andesite volcanics and volcaniclastics which are restricted to the western Crna Reka tectonic block.

The boundary between the Phase 1 - eastern and Phase 2 - western volcanic sequences has not been observed to date. The contact between facies may be transitional and/or tectonic and may occur along a suture through the Brestovać river valley, which trends north- northwest to south-southeast through the western part the Brestovać-Metovnica exploration permit.

A third phase of younger more felsic intrusive rocks, though rare, does occur in the permit area and is generally the youngest phase in the TMC. In the eastern block, a quartz-bearing dacitic intrusive is mapped south of Brestovać village, where it is associated with an east- west fault and trachy-andesite dykes (81.5 Ma) outcropping at the Brestovać cross roads. In the western block, the Valja Strž monzonite to granodiorite suite (78.6 Ma) was intruded during the final phases of magmatism.

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Following this final period of volcanism and magmatism, there was a period of sedimentation and uplift (including deposition of reef carbonates in the central TMC and formation of coarse clastics (Bor Conglomerate)) in the eastern TMC. After deformation (which included compression and nappe formation) and uplift (Alpine Orogeny) in the early Cenozoic, Miocene lacustrine clastic sediments (siltstones, sandstones and conglomerates up to 400 m thick in the TMC) were unconformably deposited on the underlying Late Cretaceous volcanic and volcaniclastic rocks.

Source: Rakita, 2017

Figure 7.4: Geology Map of Bor District Showing the Location of the Known HS Epithermal and Porphyry Deposits

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In summary, the geology of the Brestovać-Metovnica permit area is dominated by the Phase 1 Upper Cretaceous Timok andesite volcanic unit, which comprises volcanic flows, locally subvolcanic intrusions, volcaniclastic rocks, and clastic sedimentary rocks typical of the eastern tectonic block. A small area of Phase 2 pyroxene-bearing basaltic andesite typical of the western Crna Reka Tectonic Block occur in the northwest part of the permit. Miocene clastic sedimentary rocks (locally with fault-bound basin margins) unconformably overly the Late Cretaceous in the center of the permit area (Figure 7.4).

 Source: Rakita, 2017 (modified from Toljić, 2016)

Figure 7.5: Cross-Section through the Čukaru Peki and Underlying Timok Lower Zone Deposit

7.3 Mineralized Zones

The Čukaru Peki Upper Zone and Lower Zone are both part of the Timok copper-gold project.

7.3.1 Timok Upper Zone

The Timok Upper Zone is a high-grade HS epithermal deposit typically associated with an advanced argillic alteration system with a discrete footprint.

The top-third of the HS epithermal mineralization of the UZ is characterized by a massive sulfide lens located on the top of a volcanic to volcaniclastic sequence (Figure 7.6). This lens has a variable but overall similar dip to the overlying stratigraphy. With increasing depth from the top of the UZ, the proportion of massive sulfide mineralization intruding or replacing the host rock reduces, as does the sulfide content and presence of fragmental volcanic units. With depth, the mineralization becomes more characterized by veins and stockworks hosted by more coherent andesite (Figure 7.7).

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The massive sulfide comprises mainly pyrite and covellite and hosts the highest grades of copper and gold; multiple pyrite replacement phases are observed, which in some places comprise up to 95 wt% of the deposit. Locally, different pyrite phases can be recognized by cross-cutting relationships; however, in general they are difficult to distinguish. Covellite is interpreted to be later than pyrite and is observed transgressively cutting and brecciating massive pyrite; however, pyrite can also locally be observed cross-cutting covellite stringers or massive aggregates of covellite flakes intergrowing with alunite.

Pyrite with enargite is also present. Enargite is commonly observed rimmed and sometimes replaced by covellite and is therefore interpreted to represent an earlier phase of mineralization.

Figure 7.6: High Grade Covellite Breccia in Massive Pyrite - Hole FTMC1223 480.9 to 484.4 m

Figure 7.7: Massive Sulfide, Veins and Stockwork in More Coherent Andesitic Rock - Hole TC170150 at 549.5 to 5536.208 m

Mineralized hydrothermal breccias have also been locally observed in the UZ and at least two events have been recognized: an early syn-mineralization phase and an inter-mineral phase, hosting fragments of massive sulfide (Figure 7.8).

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Figure 7.8: Probably Early Hydrothermal Breccia Matrix Filled by Covellite-Pyrite Mineralization in Advanced Argillic Altered Andesite. Hole FTMC1223 at 698 m

Gold mineralization is present in a number of forms, including tellurides such as calaverite (Au), sylvanite (Au-Ag) and kostovite (Au-Cu), altaite (Pb) and is mostly hosted in pyrite but also locally found encapsulated in bornite (Cornejo, 2017). Native gold is not common; however, where observed it is very fine, approximately 2 to 6 μm in diameter.

Low temperature galena and sphalerite as disseminations and in veins are noted in the peripheral zones of the UZ mineralization, mostly related to kaolinite-pyrite alteration fronts.

7.3.2 Timok Lower Zone

The Timok Lower Zone consists of lower grade porphyry copper-gold style mineralization comprising quartz-sulfide veins and disseminated sulfides and a larger alteration footprint. The Lower Zone is situated approximately 200 m beneath the Upper Zone and extends to the north of the Upper Zone, and most likely represents the source of fluids for the Upper Zone epithermal mineralization.

The Lower Zone constitutes a telescoped porphyry system related to multi-stage diorite intrusion, whereby the Lower Zone potassic zone with well-developed A-type vein stockwork is overprinted by quartz-sericite alteration (with classic D-type veinlets) and Upper Zone HS alteration and mineralization assemblages including alunite-dickite, covellite-pyrite and vuggy silica replacement.

Upper Zone HS epithermal mineralization at the Project occurs at depths from 450 to 850 m below surface. Lower Zone porphyry style mineralization is found from 700 to 2,200 m and is still open to the northwest at depth. The deepest drill hole intercepting Lower Zone mineralization as disclosed by Nevsun is hole TC170131A which terminated in porphyry style mineralization at 2,268.1 m.

7.4 Upper Zone Alteration

The footprint of Čukaru Peki mineralization is directly associated with the advanced argillic alteration and has a narrow alteration front or halo of kaolinite-pyrite, which typically varies from 1-3 to 10 m wide and is noted to have a distinctive gold, lead and zinc geochemical signature.

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The advanced argillic alteration assemblages observed in the UZ are typical of HS epithermal systems. Spectrometer analysis and core logging confirm the presence of quartz-alunite, quartz-alunite-dickite and locally pyrophyllite and diaspore typically associated with massive and vein/stockwork sulfide mineralization. This extends downwards forming a transition zone overprinting the LZ porphyry alteration and mineralization.

The kaolinite-pyrite (to kaolinite-smectite) envelope represents the alteration front of the mineralized body and is characterized by high gold values without copper, particularly at the margins of the high-grade copper and gold zones. Average gold grades of 1 g/t in small drillhole intervals are common, and locally higher gold values up to 10 g/t can be found. Discontinuous but anomalous values of lead and zinc (occurring as fine dissemination or veinlets of sphalerite and galena) are observed with up to 1,000 ppm zinc and lead. Crystals of native sulfur (occurring in vein-fractures and disseminations) are also commonly observed within this zone.

A more distal argillic alteration halo (outside of the kaolinite-pyrite envelope), comprising mainly smectite and montmorillonite in fractures, is noted to extend laterally for approximately 100 m around the margins of the deposit. A weak, poorly developed argillic footprint is also observed above the deposit although this is terminated at the overlying unconformity. The main argillic alteration halo occurs at the margins and beneath the UZ mineralization and is observed as a more intense clay altered zone, which may also relate to faulting.

A summary of the main alteration minerals used to model each of the UZ alteration zones is provided in Table 7.1 and a schematic illustration of the distribution of the alteration in context of the main mineralized zones is illustrated in Figure 7.9.

Table 7-1: Indicator Minerals for Alteration Assemblages

Assemblage	Unique Indicator Minerals
Advanced Argillic	Alunite, dickite or pyrophyllite. Quartz is present in this and other assemblages.
Kaolinite	Kaolinite without alunite, dickite or pyrophyllite. Commonly occurs with pyrite.
Argillic	Montmorillonite, smectite or related complex clays.
Sericite-illite (Phyllic)	Sericite, illite or related complex clays.

At depth, circa -500 m amsl, the UZ alteration footprint is interpreted to be more structurally controlled comprising a mixture of advanced argillic alteration, kaolinite, sericite-illite to sericitic assemblages and covellite-pyrite mineralization overprinting early chalcopyrite-sericite and remnant potassic alteration. This is considered to represent the transition into the LZ porphyry style mineralization and alteration.

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Figure 7.9: Typical Alteration Zonation Section Through Čukaru Peki UZ Looking Northwest, Showing the Geology, Alteration and Mineralized Units

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7.5 Lithology

The Timok deposit is located within the Bor metallogenic zone of the TMC. The deposit is hosted within Upper Cretaceous (Phase 1) andesitic volcanic rocks. The volcanic rocks are overlain conformably by an Upper Cretaceous clastic sequence (up to 250 m thick) of Senonian marls and calcareous siltstone (Oštrelj Formation) and then overlain conformably by Maastrichtian conglomerate and sandstone of the Bor Clastic Formation (Banješević, 2010, 2015). A poorly consolidated sequence of Miocene clastic sedimentary rocks (sand and gravel to sandstone, conglomerate and mudstone), up to 400 to 500 m in thickness, unconformably overlies the Upper Cretaceous clastic sequence.

The andesitic units that host Čukaru Peki and Timok LZ can be further subdivided into the following facies:

  Lava flows (coherent and autoclastic).

  Shallow intrusions (lava domes, dykes and sills).

  Various volcaniclastic rocks.

The andesites comprise medium to fine porphyritic and aphanitic hornblende-plagioclase and hornblende-biotite-plagioclase volcanic as well as various andesitic volcaniclastic and epiclastic rocks, dacitic and dacitic-andesitic sub-volcanic intrusions as stocks, sills and dikes. In the deposit, the coherent volcanic or subvolcanic units are more abundant compared with the fragmental volcanic units.

U/Pb zircon and 40Ar/39Ar age dating on volcanic units (Jelenkovic et al., 2016) in the TMC suggest Late Cretaceous (Upper Turonian to Upper Santonian) ages spanning 89.0 ± 0.6 to 84.26 ± 0.67 Ma.

Recent laser ablation zircon dating by Rakita on samples of different volcanic and sub- volcanic rocks confirm the Late Cretaceous age and show that host volcanic unit ages range from 86.4 ± 1.5 Ma to 83.2 ± 1.4 Ma. Volcanic and volcaniclastic or fragmental andesitic rocks have reported a significant population of zircon ranging 88 to 90+ Ma, which could represent inherited zircons from the older basal part of the Andesite sequence (Valencia, 2017).

7.6 Structural Geology

7.6.1 Regional Scale

The geo-tectonic setting of the Timok region is the result of complex and multiphase subduction, collision/orogeny and large-scale oroclinal bending during post-collision tectonism throughout the Tertiary, which also involved major strike-slip faulting with overall dextral displacements in excess of 100 km. The Timok region occurs within the Getic sector of the Dacia terrane at the western margin of the Moesian craton (Figure 7.2).

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Principal structures in the Getic Nappe are northwest to north-south trending fold axes, thrusts and faults (Figure 7.10). The main structures in the Mesozoic sediments are north- northwest, northwest to north-south trending open fold axes (synclines) around the basement anticlinal dome with gentle dips to northwest, west-northwest and east-northeast. There is also a number of major north-northwest and north-south trending faults and thrusts running along the margin of the TMC. Thrusts are generally westward verging, and on the local scale, there are numerous northwest, northeast and east-west trending normal faults, including the (northwest-trending) Bor Fault which displaces the Bor deposits, as described in Section 7.6.2.

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Figure 7.10: Principal Tectonic Units (and Tertiary Cover - Basins) and Structures of the Carpatho-Balkan Region of Eastern Serbia

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The extrusive and intrusive units of the TMC formed within a north-northwest to south- southeast trending pull-apart graben (Drew, 2005) produced during transcurrent and strike slip faulting generated by Late Cretaceous orogenic transpression during oblique subduction (Popov, 1974; Drew, 2005). These extensional events were followed by the intrusion of the magmas and associated hydrothermal mineralizing systems which exploited major faults and pre-existing reactivated structures that have a pronounced north-northwest trend. The magmatic and associated mineralization (porphyry and epithermal deposits) follow a pronounced north-northwest to south-southeast to north-south regional structural trend.

7.6.2 Local Scale

The Timok area went through complex multiphase tectonic compressional and extensional episodes during the Alpine Orogeny (Late Cretaceous to Tertiary). Associated volcanism and intrusive magmatism may have led to deposit formation.

Three main structural events can be recognized (Canby et al., 2015):

  An early extensional phase in the Upper Cretaceous, which caused the subsidence and formation of the TMC volcanic basin (graben) along marginal normal faults, characterized by volcanism, sedimentation and (after volcanic activity ceased) deposition of calcareous siltstones.

  A phase of compression followed (roughly normal to the current north-northwest orientation of the TMC) and a period of rapid uplift led to formation of Bor clastic sediments.

  A later phase of extension, normal faulting and subsidence during the Miocene led to formation of sedimentary basins/deposits unconformably overlying the Late Cretaceous sedimentary units.

Major faults and most geologic units within the Timok area strike parallel to the north- northwest elongation of the TMC. In the Bor and Timok area, well-documented major structures include the Bor and Krivel faults. The former is a west-dipping high-angle reverse fault which displaces the Bor deposits upward and eastward by at least several hundred meters into their current position adjacent to or above the younger Bor clastic unit.

Deposit-scale drilling has possibly identified the 'Bor 2' fault beneath Miocene sediments, located to the east of the deposit, which has similar strike and dip to the Bor fault and labelled as 'BF2' alongside other permit-scale fault interpretations in Figure 7.4 and Figure 7.5. BF2 is considered by Rakita to represent the eastern (faulted) margin of the mineralized andesite within the Timok area.

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Other prominent parallel north-northwest and east-west trending faults (lineament features) appear to be concealed beneath Miocene sediments as indicated by geophysical surveys (magnetic, gravity and CSAMT) as illustrated in Figure 7.11.

        Source: SRK, modified from Curtin university/ GEOING group d.o.o., 2014

Figure 7.11: Preliminary Seismic Interpretation (top) and Section Reference (bottom) Illustrating Numerous Faults, Looking North-Northwest

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7.6.3 Deposit Scale

At the deposit scale, the Čukaru Peki HS deposit is located at an intersection between north-northwest and east-west structural corridors (Figure 7.12). The main mineralized zone is interpreted to be largely bound within the two major faults referred to as the East and West Faults (Figure 7.12). Mineralization is also observed as largely bound to the north of the 'South Fault' (Figure 7.12). However, limited drilling to date has been completed to the south of this structure and therefore the current interpretation may change with additional drilling campaigns.

Significant displacement along the West Fault has been interpreted largely based on drillhole TC150091, where the steep drilling orientation results in repetition downhole of very high grade massive sulfide mineralization and stratigraphy, explained (in context of logged fault rock and visual offset in copper grade and overlying stratigraphy in adjacent holes) by offset along a major structure.

The faults have been interpreted based on 3D modelling of a combination of the visual sharp contact between the high-grade mineralization and very low-grade host rock, structural and geotechnical core logging, fault orientation data from acoustic borehole imaging ("ABI") and also by the apparent displacement of the overlying Upper Cretaceous stratigraphic layers of marl and Bor clastic units.

In addition to the modelled faults shown in Figure 7.12, a relatively narrow, discontinuous zone of clay alteration and geotechnically weaker rock occurs at the upper margin of the lower andesite and UZ mineralized body. This is interpreted to represent the upper limits of the UZ argillic alteration front, rather than a discrete zone of faulting.

Whilst the predominantly vertical orientation of the drilling makes interpretation of the steep faulting at Čukaru Peki relatively difficult, in general the deposit-scale fault interpretations are considered to have a reasonable level of confidence. Internal zones of small-scale faulting, fracturing and zones of weaker clay altered rock within the mineralized zone have been modelled for geotechnical purposes using a combination of geotechnical logging, ABI and drill core structural logging. These do not significantly affect the geometry of the mineralization.

Beneath the UZ mineralized body (and partly along its eastern margin), a broad zone of clay and clay fractures has been modelled (as shown in Figure 7.9) based on drill core observations and geotechnical data, primarily to inform geotechnical assessment. It currently remains unclear whether this zone primarily relates to structure or alteration; however, the most recent interpretation suggests this coincides with the argillic alteration front.

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Figure 7.12: 3D (Plan) Image of Major Deposit-Scale Faults Interpreted at Čukaru Peki

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8. Deposit Types

There are a number of different copper-gold deposits within the TMC, most of which are related to porphyry or epithermal style mineralization. Jelenković et al. (2016) have summarized the most significant styles of mineralization from the Bor district, including:

  Porphyry copper-gold quartz-sulfide vein/stockwork and disseminated sulfide mineralization as in the Čukaru Peki Lower Zone.

  Epithermal, HS "massive sulfide" mineralization as in the Čukaru Peki Upper Zone.

  Skarn and contact/carbonate replacement deposits.

  Vein/fault-controlled vein.

  Hydrothermal volcanogenic polymetallic/sulfide-bearing matrix in intrusive hydrothermal breccia mineralization.

  Mechanical transported sulfide fragments/clasts in sedimentary mineralization.

  Sediment hosted gold deposits.

The Bor copper-gold mining area is located approximately five kilometers north of the Timok Project area. Bor contains two porphyry systems (Borska Reka, Borski Potok) as well as various spatially associated bodies of HS epithermal mineralization. The HS mineralization consists of covellite, bornite and locally chalcopyrite and enargite found in masses of fine- grained pyrite and occurs in several deposits including Coka Dulkan, Tilva Mika and Tilva Ros, which were very high grade and were originally mined out from the surface. Coka Dulkan, which was discovered in 1902, contained 5.45% to 19.4% of copper and an average of 1.5 g/t gold (Jankovic et al., 2002). Novo Okno and some of the other smaller "massive sulfide" deposits shown Figure 8.1, are interpreted to have been eroded and re-deposited from the original site of mineralization.

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  Source: modified from Jankovic et al., 2002.

  Note: Horizontal and vertical scales are the same.

Figure 8.1: Plan and Cross-Section of the Mineralization in the Bor Mining District

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9. Exploration

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

10. Drilling

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

11. Sample Preparation, Analyses and Security

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

12. Data Verification

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

13. Mineral Processing and Metallurgical Testing

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

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14. Mineral Resource Estimates

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX. However, relevant information from the public domain has been summarized below.

The Mineral Resources reported in the 2020 Zijin Annual Report are re-stated based on previously reported estimates (2018 Hatch PFS) classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. This Technical Report does not contain an update to the 2018 Mineral Resource estimate for the Upper Zone or Lower Zone as there has been no material changes to the estimates based upon current public disclosures by Zijin.

The 2020 Mineral Resource statement reported by Zijin in their 2020 Annual Report issued on April 26, 2021, has been conformed to comply with NI 43-101 Section 2.2 for the Upper Zone of the Čukaru Peki deposit as shown in Table 14.1. The Mineral Resources are inclusive of Mineral Reserves.

Table 14-1: 2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity Mt	Grade			Metal
		% Cu	g/t Au	% As	Cu Mt	Au Moz
Measured	2.20	8.6	5.70	0.29	0.19	0.40
Indicated	26.60	3.3	2.10	0.20	0.87	1.80
Measured and Indicated	28.70	3.7	2.40	0.20	1.05	2.20
Inferred	13.90	1.6	0.90	0.06	0.23	0.42

1. The Resource Net Smelter Return (NSR) value used to report the estimate is $35/tonne.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The 2020 Mineral Resource reported in the 2020 Zijin Annual Report issued on April 26, 2021 for the Lower Zone of the Čukaru Peki deposit has been conformed to comply with NI 43-101 Section 2.2 as shown in Table 14.2.

Table 14-2:2020 Zijin Annual Report Mineral Resource Statement as at December 31, 2020 for the Lower Zone of the Čukaru Peki Deposit

Category	Resource Domain	Quantity Mt	Grade			Metal Contained
			% Cu	g/t Au	% As	Cu Mt	Au Moz
Inferred	Lower Zone Porphyry	1,659	0.86	0.18	0.01	14.3	9.6
Total-Inferred		1,659	0.86	0.18	0.01	14.3	9.6

1. The value used to report the estimate is $25/tonne. The mineral resource has been reported using a US dollar equivalent cutoff value based on copper price of $3.00/lb, gold price of $1,400/oz, and 87% recovery for copper and a 69% recovery for gold for assessing eventual economic potential of mineral resources.

2. All figures are rounded to reflect the relative accuracy of the estimate.

3. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

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15. Mineral Reserve Estimate - Upper Zone

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX. However, relevant information from the public domain has been summarized below.

The Mineral Reserves reported in the 2020 Zijin Annual Report are re-stated based on a previously reported estimate (2018 Hatch PFS) classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. This Technical Report does not contain an update to the 2018 Mineral Reserve estimate for the Upper Zone as there has been no material changes to the estimates based upon available public disclosures by Zijin.

The Mineral Reserve statement for the Čukaru Peki Upper Zone deposit reported from the 2020 Zijin Annual Report issued on April 26, 2021 has been conformed to comply with NI 43-101 Section 2.2 as shown in Table 15-1.

Table 15-1: 2020 Zijin Annual Report Mineral Reserve Statement as at December 31, 2020 for the Upper Zone of the Čukaru Peki Deposit

Category	Quantity (kt)	Grade			Contained Metal
		(% Cu)	(g/t Au)	(% As)	Cu Mlb	Au Moz	(kt As)
Proven	0	0.00	0.00	0.00	0	0	0
Probable	27,121	3.25	2.06	0.17	1,944.1	1.792	47
Total	27,121	3.25	2.06	0.17	1,944.1	1.792	47

1. Metal prices used include $3.00/lb Cu and $1,300/oz Au.

2. A Reserve NSR cut-off of $35/tonne was used to optimize the sublevel caving ring layout

3. Contained metal figures and totals may differ due to rounding of figures.

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16. Mining Methods - Upper Zone

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

17. Recovery Methods

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

18. Project Infrastructure

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

19. Market Studies and Contracts

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

20. Environmental Studies, Permitting and Social or Community Impact

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

21. Capital and Operating Costs

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

22. Economic Analysis

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

23. Adjacent Properties

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24. Other Relevant Data and Information

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX.

25. Interpretation and Conclusions

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX. Notwithstanding, MRM is unaware of any significant factors or risks that may affect access, title, or the right or ability for Zijin to advance the Timok Upper Zone development project to production, or of continuing to explore the Lower Zone resource project. The Upper Zone and Lower Zone are both covered by EMX royalty interests.

26. Recommendations

EMX is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to verify such disclosure is not available to EMX. Nonetheless, MRM recommends that EMX continue to request all current information related to the Timok Project from Zijin Mining Group to allow for an independent evaluation of the Project.

27. References

Aminpro, 2016. Serbia Project., Lower Zone Conceptual Testwork. March 1, 2016

Ausenco, Pyrite Concentrate Processing Report, Report 102025-RPT-0001 Rev B, July 12, 2017

Bluequest Resource AG, 2017. Report on the Timok Project (Marketing), August 2017 Bluequest Resource AG, 2018. Report on the Timok Project (Marketing), March, 2018

Brake, 2001. AusIMM, "The application of refrigeration in mechanized mines", May 2001, The AusIMM Proceedings Vol. 306 No 1 2001

Brake, 2015. AusIMM "Quality assurance standards for mine ventilation models and ventilation planning", August 2015, Proceedings of the Australian Mine Ventilation Conference.

ERM, 2017. Screening and Scoping Report for Environmental Impact Assessment. Čukaru Peki Copper and Gold Mine. ERM. Draft, 29 January 2017

EMX, News Release "Eurasian Minerals Announces Royalty Interests on Timok Joint Venture Copper-Gold Properties in Serbia" February 4, 2014

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EMX, News Release "EMX Royalty Provides an Update on Its Timok Royalty Properties in Serbia" October 5, 2020

Envico Environmental Consultants, 2016. "Permitting Procedure For Mine Development" Belgrade, July 2016

International Mining Website article "Zijin Bor Copper to produce 3.3 Mt of ore annually from Timok Upper Zone mine starting late 2021"), April 22, 2020: https://im-mining.com/2020/04/22/zijin-bor-copper-produce-3-3-mt-ore-annually-timok-upper-zone-mine-starting-late-2021/Net

Jankovic, S., Jelenkovic, R., Kozelj D. (2002). Borsko lezˇisˇte bakra izlata-The Bor Copper and Gold Deposit (298 pp.), On the occasion of 100 years since discovery Bor ore deposit, Bor Lake, RTB Bor Holding Company.

Nevsun, News Release "Nevsun Advancing Pre-Feasibility Study with Major Drilling Program at Timok" September 29, 2016

Nevsun, News Release "Nevsun Announces Updated PEA for Timok Upper Zone Copper Project with a US$1.5 Billion NPV and a 50% IRR" October 26, 2017

Nevsun, News Release "Nevsun Reports Upper Zone Drill Results at Timok"  December 7, 2017

Nevsun, News Release "Nevsun Discovers New High Grade Copper-Gold Mineralization 500 Meters East of Timok Upper Zone"  January 16, 2018

Nevsun, News Release "Nevsun Advances Timok Upper Zone Copper-Gold Project with Release of Robust PFS" March 28, 2018

Nevsun, Amended Annual Information Form for the year ended December 31, 2017 dated April 19, 2018

Nevsun, News Release "Nevsun Breaks Ground on Exploration Decline and Provides Update on the Timok Project" June 5, 2018

Nevsun, News Release "Nevsun Announces Initial Inferred Resource for the Timok Lower Zone 1.7 Billion Tonnes Grading 0.86% Copper and 0.18g/t Gold Containing 31.5 Billion Pounds of Copper and 9.6 Million Ounces of Gold" June 26, 2018

Nevsun, Third Quarter 2018 Management Discussion and Analysis (Q3 2018 MD&A)

Nevsun, News Release "Zijin Mining Succeeds in Bid for Nevsun Resources and Announces Mandatory Extension of Tender Period" December 28, 2018

PFS, 2018. Hatch Ltd., SRK Consulting (Canada) Inc., SRK Consulting (UK) Limited., Nevsun Resources Ltd., Knight Piésold Consulting. Canadian National Instrument 43-101 Technical Report: Pre-Feasibility Study for the Timok Project, Serbia", May 11, 2018

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

PFS, 2018. Hatch Ltd., SRK Consulting (Canada) Inc., SRK Consulting (UK) Limited., Nevsun Resources Ltd., Knight Piésold Consulting. Canadian National Instrument 43-101 Technical Report: Timok Copper-Gold Project, Serbia: Upper Zone Pre-Feasibility Study and Resource Estimate for the Lower Zone, August 7, 2018

OMC, Mill Sizing Report, OMC Report No. 7208.30-RPT-001 Rev 0, April 2017

pHase Geochemistry, Review and Summary of Geochemical Data, Čukaru Peki Project, August 1, 2017

Reservoir Minerals, News Release "Reservoir Minerals Reports Initial Resource Estimate for the High Sulphidation Epithermal Zone of Mineralisation at Cukaru Peki in Serbia " January 27, 2014

Reservoir Minerals, News Release "Reservoir Announces Positive PEA results for the Timok JV and Cukaru Peki Deposit in Serbia" April 19, 2016

Reservoir Minerals, News Release "Nevsun Resources and Reservoir Minerals Combine and Consolidate Timok Copper Project Ownership" April 24, 2016

Reservoir Minerals, News Release "Reservoir Consolidates the Cukaru Peki Upper Zone Acquiring 55% Interest from Freeport" May 2, 2016

Royalty Agreement, dated November 8, 2007 between Eurasian Minerals Inc. and Preduzece Za Minarlne Sirovine See d.o.o Beograd. ("Eurasian Agreement")

Royalty Sale Agreement, dated June 7, 2013 between Euromax Resources Ltd and Eurasian Minerals Inc

SGS, Phase II Test Program on the Čukaru Peki Deposit Ore Aging, SGS Project 15242-003 Report 1 - Ore Aging - Final Report, October 11, 2017

SGS, Prefeasibility Flotation Testing on Samples from the Čukaru Peki Deposit; SGS Project 15242-002 Report #1- Flotation Testing - Final Report, June 30, 2017

SGS, Phase II Test Program on the Čukaru Peki Deposit, SGS Project 15242-003 - Final Report, September 29, 2017

Sillitoe, R.H., 2017. Review of the Geological Model for the Čukaru Peki Copper-Gold Deposit, Timok Belt, Serbia, Unpublished internal company report. May 2017

Smelter Returns Royalty Agreement, dated March 16th 2010 between Reservoir Capital Corp and Euromax Resources Ltd. ("Euromax Agreement")

SRK NA, 2016. High Level Conceptual Mining Study for Čukaru Peki Deposit 2UR021-001 Report. June 2016.

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

SRK NA, 2016. Čukaru Peki AH Trade-off Report 2CN010-023 Report. August 2016.

SRK NA, 2016. Čukaru Peki Mining Method Trade-off Study 2CR021-004 Report. January 2017.

SRK NA, 2017. Čukaru Peki Exploration Decline Design 2CR021-005 Report. January 2017. SRK NA, 2017. Čukaru Peki PEA Study 2CR021-006 Report. November 2017.

SRK Consulting UK Limited (SRK UK), 2016. NI43-101 Preliminary Economic Assessment of the Timok Upper Zone Deposit, Serbia, March 2016. Report UK6782.

SRK Consulting UK Limited (SRK UK), 2017. Technical Report for a Preliminary Economic Assessment of the Timok Project, Republic of Serbia, November 2017. Report 2CR021.006.

SRK Consulting UK Limited (SRK UK), 2018. Timok PFS - Draft Conceptual Closure of Underground Mining Facilities.

Stinnette, 2013. Queen's University, "Establishing total airflow requirements for underground metal/non-metal mines based on the diesel equipment fleet", May 2013.

Zijin, News Release "Announcement in Relation to Acquisition of Interest in the Lower Zone of the Timok Copper-Gold Mine " November 3, 2019

Zijin, News Release "Announcement in Relation to Completion of Acquisition of Interest in the Lower Zone of the Timok Copper-gold Mine" December 30, 2019

Zijin, 2020 Annual Report, December 31, 2020 - issued on April 28, 2021

Zijin, News Release "Čukaru Peki Copper-gold Mine in Serbia Begins Trial Production" June 16, 2021

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

28.     Definitions and Abbreviations

Distance	
μm	micron (micrometre)
mm	millimetre
cm	centimetre
m	metre
km	km
" or in	inch
' or ft	foot
Area	
m^2	square metre
km^2	square km
ha	hectare
Volume	
L	litre
m^3	cubic metre
Mass	
kg	kilogram
g	gram
t	metric tonne
kt	kilotonne
lb	pound
Mt	megatonne
oz	troy ounce
w mt	w et metric tonne
dmt	dry metric tonne
Pressure	
Pa	pascal
kPa	kilopascal
MPa	megapascal
Elements and Compounds	
Au	gold
Ag	silver
As	arsenic
Cu	copper
Fe	iron
PAX	potassium amyl xanthate
Pb	altaite
S	sulphur
CuCov	copper in covellite
CuEn	copper in enargite

Other Units	
°C	degree Celsius
°F	degree Fahrenheit
m amsl	metres elev. above mean sea level
hr	hour
kW	kilow att
kWh	kilow att hour
M	million or mega
Ma	million years
MW	megaw att
ppm	parts per million
PMP	probable maximum precipitation
Q_{max}	maximum monthly flow rate
Q_{min}	minimum monthly flow rate
RL	relative level
s	second
SG	specific gravity
USD	US dollars
V	volt
W	w att
Other Abbreviations	
AAS	atomic absorption spectrometery
ABI	acoustic borehole imaging
ABTS	apuseni-banat-timok-srednogorie
AEP	annual exceedance probability
AP	accounts payable
AR	accounts receivable
ARD	acid rock drainage
AUD	Australian dollar
BEM	Balkan Exploration and Mining
BGL	below ground level
CAD	Canadian dollar
CAPEX	capital expenditure
CDA	Canadian Dam Association
CDI	Conveyor Dynamics Incorporated
CIM	Canadian Institute of Mining
COG	cut-off grade
CORR	certificate of resources and reserves
CRM	certified reference materials
CSAMT	controlled source audio magneto-telluric

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NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Other Abbreviations	
DCF	discounted cash flow
DR	dimension ratio
DWT	drop-weight test
EDGM	earthquake design ground motion
EDTA	ethylene diamine tetra acetic acid
EGL	effective grinding length
EIA	environmental impact assessment
EM	electromagnetic
EMS	Elektromreža Srbije
EPCM	engineering procurement and construction management
EPS	Elecktro Privreda Srbije
ERM	environmental resource management
ESIA	environmental and social impact assessment
ETC Bulgaria	Eurotest Control EAD Laboratory in Bulgaria
EU	European Union
EUR	European dollar
FAR	fresh air raises
FMEC	Freeport-McMoRan Exploration Corp.
FS	feasibility study
G&A	general and administrative
GPS	global positioning system
GST	goods and services tax
GT	geotechnical
HDPE	high-density polyethylene
HPP	hydroelectric plant
HR	hydraulic radius
HS	high sulphidation
IAUSP	Institute of Architecture and Urban and Spatial Planning of Serbia
ICP-AES	inductively coupled plasma atomic emission spectroscopy
ICP-MS	inductively coupled plasma mass spectrometry
IDF	inflow design flood
IDW	inverse distance weighting
IFC	International Finance Corporation
IP	induced polarization
IPCM	Institute for the Protection of Cultural Monuments
IRR	international rate of return
IRS	intact rock strength
ISO	International Organization for Standardization
IT	information technology

Other Abbreviations	
ITH	in-the-hole hammer
JK	Julius Kruttschnitt
KP	Knight Piésold
LA	lower andesite
LHD	loads-haul-dump
LOM	life of mine
LZ	lower zone
MC	master composite
MCE	maximum credible earthquake
MCS	miocene clastic sedimentary
MDE	maximum design earthquake
MIBC	methyl isobutyl carbinol
MMI	Institute for Mining and Metallurgy
MRMR	mining rock mass rating
MS	massive sulphide
Mtpa	million tonnes per annum
NA	not applicable
NBCC	National Building Code of Canada
ND	nominal diameter
NI 43-101	National Instrument 43-101
NPV	net present value
NSR	net smelter return
OHL	overhead lines
OHSAS	occupational health and safety assessment series
OK	ordinary kriging
Opex	operating expenses
P&ID	piping and instrumentation diagram
PAG	potentially acid generating
PEA	preliminary economic assessment
PFS	pre-feasibility study
PLC	programmable logic controller
PLT	point load testing
PMF	probable maximum flood
PPE	personal protective equipment
PR	poison ratio
QP	Qualified Person
RAR	return air raises
RC	refining charges
Q_R	raise-bore quality index

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

Other Abbreviations	
RL	relative Level
RMR	rock mass rating
RQD	rock quality designation
RSD	Serbian dinar
RscNSR	resource net smelter return
RTB Bor	Rudarsko Toipioničarski Basen Bor d.o.o.
SAB	SAG mill - ball mill
SABC	SAG mill - ball mill - crusher
SAG	semi-autogenous grinding
SEA	strategic environmental assessment
SEE	Southeast Europe Exploration d.o.o.
SLC	sub-level caving
SLOS	sublevel open stoping
SMS	semi massive sulphide
SPSP	special purpose spatial plan
SPT	standard penetration test
SRF	stress reduction factor
SRK	SRK Consulting (Canada) Inc.
SRK NA	SRK Consulting (North America) Inc.
SRK (UK)	SRK Consulting (United Kingdom) Inc.
SWQI	serbian w ater quality index
TC	treatment charge
TDS	total dissolved solids
TEM	technical economic model
TLV	threshold limit values
TMC	timor magmatic complex
TMF	tailings management facility
TMMB	tethyan magmatic and metallogenic belt
ToS	trade-off study
tpd	tonnes per day
TS	transmission substation
TSF	tailings storage facility
TSS	Total Suspended Solids
THUA	thickener hydraulic unit area
TUFUA	thickener underflow unit area
UA	upper andesite
UCCM	upper cretaceous Bor' conglomerate
UCMA	upper cretaceous Bor' marl
UCS	uniaxial compressive strength

Other Abbreviations	
UG	underground
UGH	ultra high grade
UTM	universal transverse mercator
UZ	upper zone
VAR	total variance
VAT	value-added tax
VRT	virgin rock temperature
VWP	vibrating w ire piezometers
WB	w et bulb temperature
WM	w aste management
XPS	express process solutions
Conversion Factors	
1 tonne	2,204.62 lb
1 troy ounce	31.1035 g

Mineral Resource Management LLC

NI 43-101 Technical Report –Timok Copper-Gold Project Royalty, Serbia

29. Certificate of Qualified Person

Kevin Francis, RM SME

1. I, Kevin Francis, RM SME, do hereby certify that I am a Principal for Mineral Resource Management LLC, 553 Sage Circle, Highlands Ranch, CO USA 80126.

2. I graduated with a Master of Science in Geology from the University of Colorado, USA in 1987.

3. I am a Registered Member of the Society for Mining, Metallurgy & Exploration.

4. I have practiced my profession continuously since 1987, and have been involved in mineral exploration and mine geology for a total of 33 years since my graduation from university. This has involved working in the USA, Canada, Mexico, Guatemala, Chile, Brazil, Peru, Ukraine, Russia, Philippines and South Africa. My experience is principally in base and precious metals.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Items 1 through 28 of the NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia, dated 25 March 2022, with an effective date of December 31, 2020. I have not visited the Timok Project.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of EMX applying all of the tests in Section 1.5 of NI 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

March 27, 2022 Original signed and sealed by

"Kevin Francis"
Kevin Francis, RM SME